                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          Image Sensing Systems, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  45244C 10 4
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                                 (CUSIP Number)


                               Betty P. Papapanou
                             2483 Albert Street N.
                              Roseville, MN 55113
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 7, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45244C 10 4             13D                        PAGE  2 OF  5 PAGES
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Betty P. Papapanou
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    737,368
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    737,368
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     737,368
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                                     Page 3 or 5


ITEM 1. SECURITY AND ISSUER

         Common Stock, $.01 par value

         Image Sensing Systems, Inc.
         500 Spruce Tree Centre
         1600 University Avenue North
         St. Paul, Minnesota  55104-3825

ITEM 2. IDENTITY AND BACKGROUND.

         (a)      Name: Betty P. Papapanou

         (b) Residence or Business Address: 2483 Albert Street N., Roseville MN 55113

         (c)      Present Principal Occupation: Consultant

         (d)      Convictions in the last 5 years: None

         (e)      Securities law violations in the last 5 years: None

         (f)      Citizenship: USA



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All funds used for the original acquisition of the shares from the Issuer (including those shares transferred to the reporting person pursuant to the divorce decree described in Item 4) were personal investment funds and no sums were borrowed from any source to make these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION

         Pursuant to a divorce decree dated June 7, 2000, the reporting person received 655,291 shares and options to purchase 57,000 shares from her ex-husband.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number of shares: 680,368 shares and the right to purchase 57,000 shares of Common Stock, $.01 par value

                  Percentage:  23.5%

         (b) Number of shares with sole voting power: -0-; number of shares with sole dispositive power: 737,368

         (c)      N/A

         (d)      N/A

         (e)      N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the divorce decree, reporting person has agreed to vote the shares received by her pursuant to the divorce decree and held in her name in accordance with the recommendations of the majority of the board of directors of Issuer, unless her ex-husband (Panos Michalopoulos) releases her from this obligation with respect to a specific proposal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Portions of the divorce decree dated June 7, 2000, relating to the transfer and voting of shares

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated:  September 6, 2001



                                                     /s/ Betty P. Papapanou
                                                     ----------------------
                                                     Betty P. Papapanou


THIS FILING WAS MADE SOLELY TO CORRECT AN ELECTRONIC FILING ERROR WHICH SUBMITTED INCORRECT PAGES.

                                  EXHIBIT INDEX


Exhibit Letter            Description of Exhibit

A Portions of the divorce decree dated June 7, 2000 relating to transfer and voting of shares